EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
1781 – 75Th Avenue W.
Vancouver B.C. V5P 6P2

2. DATE OF MATERIAL CHANGE

December 20, 2010

3. PRESS RELEASE

The Company issued a news release through Business Wire, filed on SEDAR, EDGAR and the Company’s Web site, and disseminated to shareholders on December 20, 2010.

4. SUMMARY OF MATERIAL CHANGE

Vancouver, British Columbia, December 20, 2010 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that the United States Patent and Trademark Office issued an official Notice of Allowance on one of the Company’s patent applications regarding the RAMP® technology.  The patent entitled “Comparative Multiple Analyte Immunoassay” is expected to issue in the first quarter of 2011.

5. FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, British Columbia, December 20, 2010 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that the United States Patent and Trademark Office issued an official Notice of Allowance on one of the Company’s patent applications regarding the RAMP® technology.  The patent entitled “Comparative Multiple Analyte Immunoassay” is expected to issue in the first quarter of 2011.

“We are pleased to see this patent issued in the U.S.”, said Dr. Paul Harris, Chief Scientific Officer.  “The patent will allow the Company to use the RAMP® method to measure the relative amounts of two or more analytes with much more accuracy, than if the analytes were first measured and then the amounts compared.  This increased accuracy is the result of not having to have standard curves.  Instead the amounts are compared directly to each other.”

“As we focus on building our cardiac business in the U.S. and abroad, these patents further strengthen the compelling offering to our growing customer base,” said S.Wayne Kay, Chief Executive Officer. “This patent also further builds on our solid and growing patent protection surrounding our innovative RAMP® technology program.”

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7. OMITED INFORMATION

Not Applicable

8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Livleen Kaler, VP, Finance & Chief Financial Officer
1781 – 75th Avenue W.
Vancouver, BC V6P 6P2

Telephone: (604) 456-6010
Facsimile: (604) 456-6066

9. DATE OF REPORT

Dated at Vancouver, B.C., this 20th day of December 2010